UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  December 22, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 21 dated December 22, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

December 22, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 21, 2004
December 22, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

ADDITIONAL GOLD DISCOVERED AT ELIZABETH PROJECT

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce the results of the diamond drilling program that commenced in late August on the Elizabeth Project in the Lillooet Mining District of British Columbia.

BACKGROUND

In 2002, J-Pacific's initial exploration program at the Elizabeth Project included geochemical sampling along extensive grids that returned significant high-grade gold anomalies in the Southwest Zone and gold and copper anomalies in the No. 9 Vein Zone. During 2003, road building and trenching into these areas uncovered a large series of veins that demonstrated significant gold mineralization. During June 2004, J- Pacific completed an 11-hole drill program totalling 1,438 metres (4,718 feet), five in the Southwest Zone and six in the No. 9 Zone.

Very encouraging results from the 2004 Phase I drilling came from the Southwest Zone, as the drill program outlined well-mineralized gold-bearing structures over significant widths that appear to have continuity at depth. As well, the shallow holes in the No. 9 Zone encountered altered porphyry that returned low-grade copper and gold values.

The 2004 Phase II drill program was designed to test the southern extension of the Southwest mineralized zone, to provide the initial drilling of the Tommy and Ella veins, and to follow-up drilling at depth the No. 9 / No. 9A Zone. Seven holes totalling 1,258 metres (4,127 feet) were drilled in this phase.

SOUTHWEST ZONE

Four holes, E04-11A, 12, 16 and 17, tested a portion of the Southwest Zone over a strike of approximately 230 metres (755 feet).

Hole E04-11A was drilled about 90 metres (295 feet) southwest of hole E04-10 and adjacent to hole E04-11 (both Phase I holes) - the latter having stopped short of its objective because of technical difficulties. A high-grade assay of 20 g Au/t (0.65 oz Au/t) was returned from a one metre interval (3.3 feet) of quartz veining from 100.24 metres (328.9 feet), the interpreted strike extension of the Southwest Vein. Three other intervals associated with quartz stringer zones returned values greater than 0.5 g Au/t (0.016 oz Au/t): 549 ppb Au over 0.23 metres (0.8 feet) from 201.6 metres (661.4 feet); 584 ppb Au over 0.64 metres (2.1 feet) from 222.22 metres (729.1 feet); and 501 ppb Au over 0.70 metres (2.3 feet) from 223.15 metres (732.1 feet).

Hole E04-12, drilled to undercut the coarse visible gold found in the Southwest Vein intersections of E04-10, terminated short of the target because of technical problems. Hole E04-16, which was planned to intersect the Southwest Vein approximately 140 metres (460 feet) southwest of E04-11/11A, was drilled to 100 metres (328 feet) without intersecting the vein. Hole E0417 was drilled from the same location, but in the opposite direction as E04-16 to test the reinterpreted strike direction of the vein. Three intersections greater than 0.5 g Au/t (0.016 oz Au/t): 1.49 g Au/t (0.048 oz Au/t) over 0.4 metres (1.3 feet) from 100 metres (328.1 feet); 644.5 ppb Au over 0.2 metres (0.7 feet) from 132.1 metres (433.4 feet); and 527.1 ppb Au over 1.0 metres (3.3 feet) from 142.75 metres (468.3 feet) were returned, which indicate a thinning of the vein at this level.

ELLA VEIN

Hole E04-13 was drilled to intersect the Ella Vein approximately 25 metres (80 feet) north of the only exposure of this vein, in the bank of the Southwest main road. Two consecutive one metre (3.28 foot) samples between 50.10 to 52.10 metres (164.4 to 170.9 foot) contained an average of 702 ppb Au. The samples were collected at the base of a quartz vein zone, which is in a diorite porphyry that extended from 44.10 and 52.10 metres (144.7 to 170.9 foot) depth, and which is interpreted to represent the Ella Vein.

TOMMY VEIN

DDH E04-14, which was drilled to test the Tommy Vein, produced two samples from quartz vein zones that exceed 0.5 g Au/t (0.016 oz Au/t): 540 ppb Au from 85.70 to 86.70 metres (281.2 to 284.5 feet) and 757 ppb gold from 95.20 to 96.20 metres (312.3 to 315.6 feet). Because of the structural correlations, the latter is interpreted to represent the Tommy Vein. As this hole was stopped short within the quartz vein zone, it is possible that additional mineralized veins will be located at depth.

No.9 / No. 9A ZONE

Significant low-grade gold mineralization was encountered in the No. 9 / No. 9A Zone. Hole E04-15 was drilled to test the down-dip continuity of the No. 9 Vein below the last mineralized portion of the vein in the No. 9 Adit, and to obtain another shallow cut through the No. 9A Zone. The latter occurs as a zone of quartz veining at the contact of the Blue Creek Porphyry (a dioritic intrusive typically cut by aplite dikes) and a listwanite ultramafic, and returned a 13.86 metre (45.5 feet) intersection grading 793 ppb Au from 9.41 metres (30.9 feet). Surface sampling had obtained 1.1 g Au/t (0.035 oz Au/t) over 13.65 metres (44.8 feet), and hole E04-01 at 60 metres (196.9 feet) down dip returned 1.2 g Au/t (0.039 oz Au/t) over 13.65 metres (44.8 feet). The contact is undrilled for approximately 300 metres (985 feet) to the south.

Additional sampling of E04-15 produced eight intervals of quartz veining and shearing continuing greater than 0.5 g Au/t (0.016 oz Au/t), which ranged from 565 ppb Au to 2.52 g Au/t (0.081 oz Au/t) over 0.25 to 1.0 metres (0.8 to 3.3 feet). The No. 9 Vein is represented by either 2.52 g Au/t (0.081 oz Au/t) over 0.35 metres (1.1 feet) or an adjacent intersection of 1.58 g Au/t (0.051 oz Au/t) over 0.25 metres (0.8 feet).

UNDERGROUND REHABILITATION

J-Pacific has also completed a rehabilitation of the Lower Adit, which was originally driven by Bralorne Mines Ltd. during the late 1940's. Located at an elevation of 2,024 metres (6,640 feet), the Lower Adit tunnel extends for 675 metres (2,215 feet) and crosscuts the Main and West Veins. Drifting on the Main Vein continued 37 metres (120 feet) to the north and 67 metres (220 feet) to the south, and on the West Vein for 165 metres (480 feet) to the north and 146 metres (540 feet) to the south. A total of 293 samples were taken in 5 foot (1.5 metre) intervals, and detailed mapping of the vein systems was completed.

Unlike the high-grade gold samples taken from the Upper Adit (located at an elevation of 2,204 metres (7,231 feet)), which was driven in the late 1950s, the Lower Adit returned values ranging from anomalous to a high of 9.78 g Au/t (0.31 oz Au/t), and averaged 0.49 g Au/t (0.016 oz Au/t). This entry into a "dead zone" likely explains the decision of Bralorne Mines to abandon its exploration program at the Elizabeth Project in the late 1940s. The underground program has provided J-Pacific with valuable geochemical and geological structural data and the rehabilitation of the tunnel can serve as a platform for future underground drilling.

FUTURE PLANS

The Phase II drilling has established that the Southwest Vein is well mineralized over a strike length of about 220 metres (722 feet), between DDH E04-7 and 9 of the Phase I drilling, and DDH E04-11A of the Phase II program. Holes E04-16 and 17 seem to have placed a limit on the southwesterly extension of the vein system; it remains open to the northeast of holes E04-7 and 8, and further drilling in this direction is clearly warranted. Limited drill testing of the Southwest Vein has encountered some of the highest gold grades found on the property to date. The tenor of this mineralization together with the possibility of expanding the vein system both along strike to the northeast and to depth, offers the opportunity to develop a resource through future drilling.

DDH E04-15 has demonstrated the consistent nature of the 9A Zone mineralization. This zone may extend to the south, and because it offers potential for both a significant volume of mineralization, and the possibility of higher-grade mineralization either down dip or along strike, additional drilling will be evaluated. The 9A Zone is significantly larger than other known veins on the property and may represent a bulk-tonnage target to complement the high-grade, low-tonnage veins that have characterized the property to date.

Upon completion of the structural model currently being developed by SRK Consulting, J-Pacific will finalize its plans for a 2005 exploration program, which will probably include further drilling of the Southwest and other associated veins to develop a gold resource, and drilling and district scale geochemistry and geophysics to follow-up the porphyry copper and low grade gold mineralization intersected during the 2004 drilling programs in the No. 9 area.

QA/QC PROTOCOLS

Gregory Z. Mosher, P.Geo. of North Vancouver, B.C., a qualified person as defined by NI 43-101, was retained to carry out the program.

Acme Analytical Labs of Vancouver, B.C. carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

The Elizabeth Gold Project, consisting of 8,625 hectares (21,217 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south southwest of the permitted mill at the J-Pacific owned Blackdome Gold Mine, and 30 kilometres (18 miles) north northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. Given the proximity to our permitted gold mill at the Blackdome Gold Mine, the Elizabeth Project could be complimentary to any future production using the Blackdome facility. The high grades identified in several veins make the Elizabeth Project an attractive exploration target that can be rapidly advanced.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.